UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-37381

MEDIGUSLTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

On May 31, 2016, Medigus Ltd., or Medigus, issued a press release titled: “Medigus Announces First Quarter 2016 Financial Results.” A copy of this press release, together with Medigus’ unaudited condensed consolidated interim financial statements and its operating and financial review, as of March 31, 2016, and for the three months then ended, are furnished herewith as exhibits 99.1, 99.2 and 99.3, respectively.

The Company would like to draw your attention to Note 1d. in the financial statements attached hereto as Exhibit 99.2. Based on the projected cash flows and its cash balances as of March 31, 2016, the Company's management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue advancing its activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Company's ability to continue as a going concern.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: May 31, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.1	Description Press release titled: “Medigus Announces First Quarter 2016 Financial Results,” dated May 31, 2016

99.2	Condensed Consolidated Interim Financial Statements (Unaudited) as of March 31, 2016

99.3	Operating and Financial Review as of March 31, and for the Three Months then Ended.